UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Financial Information

<under Japanese GAAP>

for the first quarter ended June 30, 2007

July 31, 2007
Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http: //www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

Summary Information

1. Consolidated financial data for the first quarter ended June 30, 2007

(1)	Results of Operations

	(Amounts of less than one million yen are rounded down.)
	(% represents the difference from the same period in previous year)
First quarter ended	Ordinary Income		Ordinary Profit		Net Income
	million yen	%	million yen	%	million yen	%
June 30, 2007	1,551,531	18.2	293,045	(8.9)	151,264	(31.1)
June 30, 2006	1,312,357	106.5	321,790	113.9	219,543	126.6
FYE Mar. 31, 2007	6,094,033		1,457,080		880,997

First quarter ended	Net Income per Common Share	Diluted Net Income per Common Share
	yen	yen
June 30, 2007	14,627.71	14,539.13
June 30, 2006	22,095.65	21,752.54
FYE Mar. 31, 2007	86,795.08	86,274.70

Percentages for the first quarter ended June 30, 2006 represent the differences from the amounts of former Mitsubishi Tokyo Financial Group, Inc. for the first quarter ended June 30, 2005.

(2)	Financial Conditions

As of	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Share
	million yen	million yen	%	yen
June 30, 2007	192,679,291	10,625,271	4.5	810,394.53
June 30, 2006	179,492,197	8,997,599	3.9	655,547.61
March 31, 2007	187,281,022	10,523,700	4.5	801,320.41

(*1)	“Net Assets Attributable to MUFG Shareholders to Total Assets” is computed under the formula shown below:

(Total net assets - Subscription rights to shares - Minority interests) / Total assets × 100

(*2)	Risk-adjusted capital ratio will be disclosed separately in August.

2. Earnings forecasts for the fiscal year ending March 31, 2008 (Consolidated)

	(% represents the difference from the same period in previous year)
	Ordinary Income		Ordinary Profit		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Interim	3,300,000	16.2	700,000	5.5	350,000	(31.0)	33.00
Annual	6,700,000	9.9	1,500,000	2.9	800,000	(9.2)	75.54

MUFG will adopt a 1,000 for 1 common stock split that will be effective on September 30, 2007. In addition to the stock split, MUFG will make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary through a share exchange that will be effective on September 30, 2007.

The number of common shares as of June 30, 2007 with adjustments considering the effect of the stock split and the share exchange is used in computation of forecasts for “Net Income per Common Share”.

3. Other

(1) Material changes in scope of consolidation during the period: None

(2) Simplified accounting method: Adopted

(3) Changes in accounting policies during the period: None

Please refer to page 3 “4. Other” in Qualitative information and financial statements section for detailed information.

This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For the main matters that may be currently forecast, please see Consolidated Summary Report, the Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

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Mitsubishi UFJ Financial Group, Inc.

Qualitative Information and Financial Statements

1. Qualitative information related to the consolidated results of operations

Consolidated gross profits (gross profits before credit costs for trust accounts) was ¥866.0 billion, an increase of ¥24.4 billion compared to the first quarter of fiscal 2006. This increase was mainly due to an increase of ¥28.9 billion in net trading profits and an increase of ¥5.0 billion in net fees and commissions, which were partially offset by a decrease of ¥4.9 billion in net interest income, compared to the first quarter of fiscal 2006. General and administrative expenses was ¥523.9 billion, an increase of ¥19.0 billion compared to the first quarter of fiscal 2006. This increase was mainly due to an increase in personnel costs and costs related with IT systems.

Total credit costs was ¥84.0 billion, an increase of ¥72.3 billion compared to the first quarter of fiscal 2006. Net gains (losses) on equity securities was ¥41.7 billion, an increase of ¥40.9 billion compared to the first quarter of fiscal 2006. This increase was mainly due to an increase in gains on sales of equity securities. There was also a loss of ¥6.8 billion in other non-recurring losses in the first quarter of fiscal 2007.

As a result, consolidated ordinary profits was ¥293.0 billion, a decrease of ¥28.7 billion compared to the first quarter of fiscal 2006. Net income for the first quarter of fiscal 2007 was ¥151.2 billion, a decrease of ¥68.2 billion compared to the first quarter of fiscal 2006. This decrease was mainly due to a decrease in net extraordinary gains of ¥57.1 billion compared to the first quarter of fiscal 2006, caused primarily by the decrease in gains on loans written-off.

2. Qualitative information related to the consolidated financial conditions

Total assets increased by ¥5,398.2 billion from March 31, 2007 to ¥192,679.2 billion at June 30, 2007, and total net assets increased by ¥101.5 billion from March 31, 2007 to ¥10,625.2 billion at June 30, 2007. The increase in total net assets was mainly due to an increase in retained earnings by ¥74.6 billion and an increase in net unrealized gains on other securities, mainly equity securities, by ¥92.2 billion, which were partially offset by an increase in net deferred losses on hedging instruments, of ¥72.5 billion.

With regards to assets, investment securities increased by ¥1,101.7 billion from March 31, 2007 to ¥49,309.4 billion at June 30, 2007, and loans and bills discounted increased by ¥1,105.8 billion from March 31, 2007 to ¥85,937.7 billion at June 30, 2007. With regards to liabilities, deposits increased by ¥136.3 billion from March 31, 2007 to ¥118,844.9 billion at June 30, 2007.

3. Qualitative information related to the consolidated earnings forecasts

There are no changes to our earnings forecasts issued on May 23, 2007 for the fiscal year ending March 31, 2008.

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Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Material changes in scope of consolidation during the period

None

(2)	Adoption of simplified accounting method

Allowance for loan losses and some other items are stated partially under simplified accounting methods.

Allowance for loan losses is stated based on the following:

-	For some of the claims to borrowers whose internal credit ratings were not changed since the previous fiscal year end, allowance is calculated based on the loan loss ratios applied to the borrower in the previous settlement.

-	For some of the claims to borrowers whose internal credit ratings were changed since the previous fiscal year end, allowance is calculated based on the loan loss ratios used in the previous settlement correlated to internal credit ratings of the borrowers as of June 30, 2007.

-	Some items on assets, which are not material, are stated by estimation based on actual amounts as of the previous fiscal year end.

(3)	Changes in accounting policies during the period

None

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Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of June 30, 2007 (A)	As of March 31, 2007 (B)	Increase / (Decrease) (A)-(B)	(Reference) As of June 30, 2006
Assets:
Cash and due from banks	9,426,934	8,760,240	666,693	9,002,277
Call loans and bills bought	1,621,397	1,897,554	(276,156)	1,054,459
Receivables under resale agreements	4,649,180	4,173,178	476,002	2,114,232
Receivables under securities borrowing transactions	6,176,638	6,700,434	(523,795)	4,346,299
Commercial paper and other debt purchased	4,948,443	4,241,859	706,583	3,049,563
Trading assets	11,265,622	9,577,974	1,687,647	9,451,549
Money held in trust	553,214	368,972	184,242	408,149
Investment securities	49,309,407	48,207,623	1,101,783	46,855,585
Allowance for losses on investment securities	(26,174)	(26,150)	(23)	(27,224)
Loans and bills discounted	85,937,768	84,831,949	1,105,819	85,104,092
Foreign exchanges	1,447,033	1,353,848	93,184	1,251,978
Other assets	4,767,533	4,714,204	53,328	5,626,665
Tangible fixed assets	1,690,588	1,697,105	(6,517)	1,342,748
Intangible fixed assets	768,837	741,705	27,132	621,693
Deferred tax assets	173,021	259,144	(86,123)	988,943
Customers’ liabilities for acceptances and guarantees	11,163,259	10,966,811	196,447	9,614,445
Allowance for credit losses	(1,193,415)	(1,185,432)	(7,982)	(1,313,261)

Total assets	192,679,291	187,281,022	5,398,268	179,492,197

Liabilities:
Deposits	118,844,982	118,708,663	136,318	116,448,550
Negotiable certificates of deposit	6,647,279	7,083,233	(435,953)	5,740,798
Call money and bills sold	3,064,968	2,546,243	518,724	4,507,579
Payables under repurchase agreements	8,555,602	8,214,875	340,726	4,417,060
Payables under securities lending transactions	8,259,808	5,135,235	3,124,572	4,385,700
Commercial paper	564,769	607,902	(43,133)	422,221
Trading liabilities	5,386,299	4,299,018	1,087,280	5,026,235
Borrowed money	3,976,666	4,810,735	(834,069)	3,542,696
Foreign exchanges	874,105	1,001,763	(127,658)	1,261,547
Short-term corporate bonds	393,100	326,000	67,100	317,400
Bonds and notes	6,553,673	6,505,572	48,101	6,585,940
Bonds with warrants	—	49,656	(49,656)	49,165
Due to trust accounts	1,918,344	1,542,448	375,895	2,231,701
Other liabilities	5,222,967	4,326,742	896,225	5,551,282
Reserve for employees’ bonuses	15,215	53,427	(38,212)	15,203
Reserve for bonuses to directors and corporate auditors	76	363	(287)	—
Reserve for employees’ retirement benefits	65,825	66,524	(698)	79,812
Reserve for retirement benefits to directors and corporate auditors	1,538	—	1,538	—
Reserve for contingent losses	118,609	116,249	2,360	—
Reserves under special laws	4,095	2,316	1,779	2,114
Deferred tax liabilities	217,441	187,755	29,686	84,322
Deferred tax liabilities for land revaluation	205,389	205,782	(392)	210,819
Acceptances and guarantees	11,163,259	10,966,811	196,447	9,614,445

Total liabilities	182,054,019	176,757,322	5,296,697	170,494,598

Net assets:
Capital stock	1,383,052	1,383,052	—	1,383,052
Capital surplus	1,916,268	1,916,300	(32)	1,917,944
Retained earnings	4,176,808	4,102,199	74,608	3,493,914
Treasury stock	(1,001,938)	(1,001,470)	(468)	(1,062,394)
Total shareholders’ equity	6,474,190	6,400,081	74,108	5,732,516
Net unrealized gains (losses) on other securities, net of taxes	2,147,039	2,054,813	92,225	1,325,909
Net deferred gains (losses) on hedging instruments, net of taxes	(128,935)	(56,429)	(72,506)	(149,081)
Land revaluation excess, net of taxes	148,494	148,281	212	149,455
Foreign currency translation adjustments	(29,990)	(26,483)	(3,507)	(40,737)
Total valuation and translation adjustments	2,136,607	2,120,183	16,424	1,285,546
Subscription rights to shares	0	0	—	0
Minority interests	2,014,472	2,003,434	11,038	1,979,536

Total net assets	10,625,271	10,523,700	101,570	8,997,599

Total liabilities and net assets	192,679,291	187,281,022	5,398,268	179,492,197

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Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income

(in millions of yen)	For the first quarter ended June 30, 2007 (A)	For the first quarter ended June 30, 2006 (B)	Increase/ (Decrease) (A)-(B)	(Reference) For the fiscal year ended March 31, 2007
Ordinary income	1,551,531	1,312,357	239,174	6,094,033

Interest income:	973,932	782,837	191,094	3,514,976
(Interest on loans and bills discounted)	575,793	483,050	92,743	2,123,825
(Interest and dividends on securities)	207,074	170,484	36,589	778,295
Trust fees	34,190	39,774	(5,584)	152,945
Fees and commissions	310,771	304,127	6,644	1,330,617
Trading income	68,316	39,411	28,905	315,042
Other business income	54,636	69,912	(15,276)	331,646
Other ordinary income	109,684	76,294	33,390	448,805

Ordinary expenses	1,258,486	990,566	267,919	4,636,953

Interest expenses:	508,900	312,861	196,039	1,613,422
(Interest on deposits)	230,671	140,072	90,598	732,883
Fees and commissions	44,843	43,217	1,625	171,993
Trading expenses	431	436	(5)	—
Other business expenses	22,315	38,700	(16,384)	136,050
General and administrative expenses	532,026	515,762	16,264	2,111,754
Other ordinary expenses	149,968	79,588	70,379	603,732

Ordinary profits	293,045	321,790	(28,744)	1,457,080

Extraordinary gains	16,429	72,877	(56,447)	132,123
Extraordinary losses	2,209	1,464	745	80,473

Income before income taxes and others	307,265	393,204	(85,938)	1,508,730

Income taxes - current	25,872	15,740	10,131	115,091
Income taxes - deferred	98,787	126,013	(27,226)	413,731
Minority interests	31,341	31,905	(564)	98,910

Net income	151,264	219,543	(68,278)	880,997

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Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statement of Changes in Net Assets

(From April 1, 2007 to June 30, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081
Changes during this period
Dividends from retained earnings			(64,592)		(64,592)
Net income for the period			151,264		151,264
Acquisition of treasury stock				(705)	(705)
Disposition of treasury stock		(32)		237	205
Reversal of land revaluation excess, net of taxes			(158)		(158)
Changes in accounting standards in overseas consolidated subsidiarties			(11,905)		(11,905)
Net changes in items other than shareholders’ equity

Total changes during this period	—	(32)	74,608	(468)	74,108

Balances as of June 30, 2007	1,383,052	1,916,268	4,176,808	(1,001,938)	6,474,190

	(in millions of yen)
	Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments
Balances as of March 31, 2007	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

Changes during this period
Dividends from retained earnings								(64,592)
Net income for the period								151,264
Acquisition of treasury stock								(705)
Disposition of treasury stock								205
Reversal of land revaluation excess, net of taxes								(158)
Changes in accounting standards in overseas consolidated subsidiarties								(11,905)
Net changes in items other than shareholders’ equity	92,225	(72,506)	212	(3,507)	16,424	—	11,038	27,462

Total changes during this period	92,225	(72,506)	212	(3,507)	16,424	—	11,038	101,570

Balances as of June 30, 2007	2,147,039	(128,935)	148,494	(29,990)	2,136,607	0	2,014,472	10,625,271

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Mitsubishi UFJ Financial Group, Inc.

(From April 1, 2006 to June 30, 2006)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946
Changes during this period
Dividends from retained earnings			(49,398)		(49,398)
Bonuses to directors and corporate auditors			(163)		(163)
Net income for the period			219,543		219,543
Acquisition of treasury stock				(289,442)	(289,442)
Disposition of treasury stock		2,089		988	3,078
Reversal of land revaluation excess, net of taxes			81		81
Decrease in companies accounted for under the equity method			(2,129)		(2,129)
Net changes in items other than shareholders’ equity

Total changes during this period	—	2,089	167,934	(288,453)	(118,429)

Balances as of June 30, 2006	1,383,052	1,917,944	3,493,914	(1,062,394)	5,732,516

	(in millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests	Total net assets
Balances as of March 31, 2006	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349

Changes during this period
Dividends from retained earnings								(49,398)
Bonuses to directors and corporate auditors								(163)
Net income for the period								219,543
Acquisition of treasury stock								(289,442)
Disposition of treasury stock								3,078
Reversal of land revaluation excess, net of taxes								81
Decrease in companies accounted for under the equity method								(2,129)
Net changes in items other than shareholders’ equity	(443,615)	(149,081)	(78)	1,430	(591,344)	—	(118,976)	(710,320)

Total changes during this period	(443,615)	(149,081)	(78)	1,430	(591,344)	—	(118,976)	(828,750)

Balances as of June 30, 2006	1,325,909	(149,081)	149,455	(40,737)	1,285,546	0	1,979,536	8,997,599

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Mitsubishi UFJ Financial Group, Inc.

(Reference)

(From April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946
Changes during this period
Dividends from retained earnings			(103,150)		(103,150)
Bonuses to directors and corporate auditors			(163)		(163)
Net income for the period			880,997		880,997
Acquisition of treasury stock				(292,199)	(292,199)
Disposition of treasury stock		451		64,669	65,121
Reversal of land revaluation excess, net of taxes			1,311		1,311
Decrease in consolidated subsidiaries			(16)		(16)
Decrease in companies accounted for under the equity method			(2,003)		(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standards			(1,270)		(1,270)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK.			515		515
Others		(6)			(6)
Net changes in items other than shareholders’ equity

Total changes during this period	—	445	776,219	(227,529)	549,135

Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081

	(in millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests	Total net assets
Balances as of March 31, 2006	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349
Changes during this period
Dividends from retained earnings								(103,150)
Bonuses to directors and corporate auditors								(163)
Net income for the period								880,997
Acquisition of treasury stock								(292,199)
Disposition of treasury stock								65,121
Reversal of land revaluation excess, net of taxes								1,311
Decrease in consolidated subsidiaries								(16)
Decrease in companies accounted for under the equity method								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standards								(1,270)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK.								515
Others								(6)
Net changes in items other than shareholders’ equity	285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	148,214

Total changes during this period	285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	697,350

Balances as of March 31, 2007	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

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Mitsubishi UFJ Financial Group, Inc.

(4)	Statements of Trust Assets and Liabilities

[Mitsubishi UFJ Trust and Banking Corporation : Non-consolidated]

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of June 30, 2007 (A)	As of March 31, 2007 (B)	Increase / (Decrease) (A)-(B)	(Reference) As of June 30, 2006
Assets:
Loans and bills discounted	302,748	318,762	(16,013)	343,002
Securities	53,323,608	51,797,506	1,526,102	50,194,683
Beneficiary rights to the trust	26,495,096	24,954,882	1,540,213	25,240,575
Securities held in custody accounts	1,270,964	1,327,575	(56,611)	1,304,125
Money claims	12,459,714	12,639,248	(179,533)	11,363,844
Tangible fixed assets	7,898,616	7,810,422	88,193	—
Intangible fixed assets	105,538	91,057	14,480	—
Premises and equipment	—	—	—	6,662,966
Surface rights	—	—	—	18,405
Real estate lease rights	—	—	—	60,311
Other claims	2,512,468	3,005,010	(492,542)	2,195,865
Call loans	1,238,968	1,321,679	(82,711)	1,318,492
Due from banking account	1,918,219	1,542,327	375,892	2,231,518
Cash and due from banks	1,404,391	1,442,039	(37,648)	1,102,318

Total assets	108,930,335	106,250,513	2,679,821	102,036,108

Liabilities:
Money trusts	28,637,271	30,086,680	(1,449,409)	29,248,184
Pension trusts	14,432,774	13,444,615	988,158	12,356,137
Property formation benefit trusts	13,337	13,978	(641)	14,736
Loan trusts	337,241	379,728	(42,487)	608,069
Investment trusts	24,862,198	23,220,314	1,641,883	23,765,571
Money entrusted other than money trusts	2,968,358	2,909,555	58,802	2,913,012
Securities trusts	1,585,446	1,773,451	(188,005)	1,614,268
Money claim trusts	12,976,944	13,099,740	(122,795)	11,777,144
Equipment trusts	39,554	42,461	(2,906)	45,696
Land and fixtures trusts	114,165	114,487	(321)	116,845
Land and fixtures leases trusts	—	—	—	266
Composite trusts	22,963,042	21,165,498	1,797,543	19,576,174
Other trusts	—	—	—	0

Total liabilities	108,930,335	106,250,513	2,679,821	102,036,108

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Mitsubishi UFJ Financial Group, Inc.

(5)	Business Segment Information

<For the first quarter ended June 30, 2007>
	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary profits	199,191	60,191	26,177	4,311	188,998	478,870	(185,824)	293,045

Notes:

1.	“Ordinary profits” corresponds to “Operating profits” on the statement of operations of companies in industries other than the banking industry.

2.	“Other” includes leasing business.

3.	“Other” includes 186,421 million yen of dividends recieved from MUFG’s consolidated domestic banking subsidiary and consolidated domestic trust banking subsidiary.

4.	“Credit card”, which was included in “Other” for the first quarter ended June 30, 2006, is separately disclosed.

Ordinary profits for credit card business for the first quater ended June 30, 2006 was 39,282 million yen.

<For the first quarter ended June 30, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profits	218,699	58,449	12,741	192,746	482,636	(160,845)	321,790

Notes:

1.	“Ordinary profits” corresponds to “Operating profits” on the statement of operations of companies in industries other than the banking industry.

2.	“Other” includes credit card business and leasing business.

3.	“Other” includes 156,531 million yen of dividends recieved from MUFG’s consolidated domestic banking subsidiary and consolidated domestic trust banking subsidiary.

(Reference)

<For the fiscal year ended March 31, 2007>

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary profits	1,127,449	273,065	70,522	9,240	384,852	1,865,130	(408,050)	1,457,080

Notes:

1.	“Ordinary profits” corresponds to “Operating profits” on the statement of operations of companies in industries other than the banking industry.

2.	“Other” includes leasing business.

3.	“Other” includes 488,899 million yen of dividends recieved from MUFG’s consolidated domestic banking subsidiary and consolidated domestic trust banking subsidiary.

10

Selected Financial Information

<under Japanese GAAP>

For the first quarter ended June 30, 2007

Mitsubishi UFJ Financial Group, Inc.

[Contents]

I. Financial Highlights for the first quarter ended June 30, 2007		1

II. Summary Report for first quarter ended June 30, 2007

1. Financial Results	[ MUFG Consolidated ] *1	3

	[ BTMU and MUTB Combined ] *2	4

	[ BTMU Non-consolidated ]	5

	[ MUTB Non-consolidated ]	6

2. Non-performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ]	7

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Trust Accounts ]

3. Return on Equity	[ MUFG Consolidated ]	8

4. Fair Value Information on Investment Securities	[ MUFG Consolidated ]	9

	[ BTMU Non-consolidated ]	10

	[ MUTB Non-consolidated ]	11

5. Loans and Deposits	[ BTMU and MUTB Combined ]	12

6. Domestic Deposits	[ BTMU and MUTB Combined ]	12

7. Domestic Consumer Loans	[ BTMU and MUTB Combined ]	12

	[ MUTB Trust Accounts ]	12

8. Domestic Loans to Small and Medium-sized Companies	[ BTMU and MUTB Combined ]	12

	[ MUTB Trust Accounts ]	12

9. Tax Effects of the Items Comprising Net Deferred Assets	[ BTMU Non-consolidated ]	13

	[ MUTB Non-consolidated ]	13

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

I. Financial Highlights for the first quarter ended June 30, 2007

1. Highlights of Consolidated Statements of Income

Consolidated gross profits increased ¥24.4 billion compared to the first quarter of fiscal 2006, primarily due to an increase in fees from investment trust related businesses and an increase in trading income.

General and administrative expenses increased ¥19.0 billion compared to the first quarter of fiscal 2006. This increase was mainly due to an increase in costs related with system integration and compliance. As a result, consolidated net business profits for the first quarter ended June 30, 2007 was ¥342.1 billion, an increase of ¥5.4 billion compared to the first quarter of fiscal 2006.

Consolidated net income was ¥151.2 billion, a decrease of ¥68.2 billion compared to the first quarter of fiscal 2006. This decrease was mainly due to an increase in total credit costs of ¥72.3 billon, caused by a decline in the reversal of allowance for credit losses, and a decrease of ¥50.7 billion in gains on loans written-off.

Highlights of Consolidated Statements of Income

		(in billions of yen)
		For the first quarter ended June 30, 2006 (A)	For the first quarter ended June 30, 2007 (B)	(B)-(A)
1	Gross profits before credit costs for trust accounts	841.5	866.0	24.4
2	General and administrative expenses	504.8	523.9	19.0
3	Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	336.6	342.1	5.4
4	Provision for general allowance for credit losses	—	14.2	14.2
5	Credit related costs	(22.9)	(98.3)	(75.3)
6	Net gains (losses) on equity securities	0.7	41.7	40.9
7	Other non-recurring gains (losses)	7.2	(6.8)	(14.1)

8	Ordinary profits	321.7	293.0	(28.7)

9	Net extraordinary gains	71.4	14.2	(57.1)
10	Gains on loans written-off	59.1	8.4	(50.7)
11	Reversal of allowance for credit losses	11.2	—	(11.2)
12	Total of income taxes-current and income taxes-deferred	141.7	124.6	(17.0)
13	Minority interests	31.9	31.3	(0.5)

14	Net income	219.5	151.2	(68.2)

15	Total credit costs (negative amount express expenses)	(11.7)	(84.0)	(72.3)

Mitsubishi UFJ Financial Group, Inc.

2. Highlights of Consolidated Balance Sheet

à	Loans and Deposits

Loans and bills discounted (including trust accounts) was ¥86.2 trillion, an increase of ¥1.0 trillion compared to March 31, 2007. This increase was mainly due to an increase in lending at overseas offices.

Deposits were ¥118.8 trillion, basically unchanged compared to March 31, 2007. While the balance in deposits of corporate accounts decreased, deposits of individual accounts increased.

The Loan/Deposits interest rate spread (Sum of two banks*, domestic business segment) was 1.43% in the first quarter ended June 30, 2007.

à	Non-performing loans (Sum of two banks*)

Non-performing loans ratio was 1.39%, representing a decline of 0.06 points compared to March 31, 2007. The upgrades of borrowers’ credit ratings resulting from improvements in their business performance, and progress in the disposal of non-performing loans contributed to this decline in non-performing loans ratio.

*Two banks means The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ Trust and Banking Corporation.

à	Net unrealized gains (losses) on securities (Total other securities with market values)

Net unrealized gains (losses) on other securities with market values was ¥3.55 trillion, an increase of ¥0.16 trillion compared to March 31, 2007. This increase was mainly due to an increase in unrealized gains on domestic equity securities, which was partially offset by an increase in net unrealized losses on domestic bonds.

Mitsubishi UFJ Financial Group, Inc.

II. Summary Report for first quarter ended June 30, 2007

1. Financial Results

[Mitsubishi UFJ Financial Group, Inc., Consolidated]

	(in billions of yen)
	For the first quarter ended June 30, 2007 (A)	For the first quarter ended June 30, 2006 (B)	Increase / (Decrease) (A)-(B)
Gross profits	866.0	841.5	24.4
(Gross profits before credit costs for trust accounts)	866.0	841.5	24.4
Net interest income	465.7	470.7	(4.9)
Trust fees	34.1	39.7	(5.5)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	265.9	260.9	5.0
Net trading profits	67.8	38.9	28.9
Net other business profits	32.3	31.2	1.1
Net gains (losses) on debt securities	(14.2)	(24.8)	10.5
General and administrative expenses	523.9	504.8	19.0
Amortization of goodwill	2.2	—	2.2
Net business profits before provision for general allowance for credit losses, credit costs for trust accounts and amortization of goodwill	344.4	336.6	7.7
Net business profits before provision for general allowance for credit losses and credit costs for trust accounts	342.1	336.6	5.4
Provision for general allowance for credit losses (2)	14.2	—	14.2
Net business profits*	356.4	336.6	19.7
Net non-recurring gains (losses)	(63.3)	(14.9)	(48.4)
Credit related costs (3)	(98.3)	(22.9)	(75.3)
Losses on loan write-offs	(27.4)	(23.1)	(4.3)
Provision for specific allowance for credit losses	(60.2)	—	(60.2)
Other credit related costs	(10.5)	0.1	(10.7)
Net gains (losses) on equity securities	41.7	0.7	40.9
Gains on sales of equity securities	52.8	7.7	45.0
Losses on sales of equity securities	(2.1)	(0.2)	(1.8)
Losses on write down of equity securities	(8.9)	(6.7)	(2.1)
Other non-recurring gains (losses)	(6.8)	7.2	(14.1)

Ordinary profits	293.0	321.7	(28.7)

Net extraordinary gains (losses)	14.2	71.4	(57.1)
Gains on loans written-off	8.4	59.1	(50.7)
Reversal of allowance for credit losses (4)	—	11.2	(11.2)
Income before income taxes and others	307.2	393.2	(85.9)
Income taxes-current	25.8	15.7	10.1
Income taxes-deferred	98.7	126.0	(27.2)
Minority interests	31.3	31.9	(0.5)

Net income	151.2	219.5	(68.2)

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(84.0)	(11.7)	(72.3)

Mitsubishi UFJ Financial Group, Inc.

[The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation, Combined]

	(in billions of yen)
	For the first quarter ended June 30, 2007 (A)	For the first quarter ended June 30, 2006 (B)	Increase / (Decrease) (A)-(B)
Gross profits	540.8	540.4	0.4
(Gross profits before credit costs for trust accounts)	540.8	540.4	0.4
Net interest income	347.6	346.5	1.1
Trust fees	24.9	29.4	(4.5)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	118.1	116.0	2.0
Net trading profits	21.9	13.5	8.4
Net other business profits	28.2	34.7	(6.5)
Net gains (losses) on debt securities	(16.7)	(24.0)	7.3
General and administrative expenses	320.2	310.2	9.9
Net business profits before provision for general allowance for credit losses and credit costs for trust accounts	220.6	230.1	(9.5)
Provision for general allowance for credit losses (2)	4.3	—	4.3
Net business profits	224.9	230.1	(5.1)
Net non-recurring gains (losses)	(27.3)	(14.8)	(12.5)
Credit related costs (3)	(56.9)	(15.7)	(41.1)
Losses on loan write-offs	(24.4)	(16.2)	(8.1)
Provision for specific allowance for credit losses	(30.7)	—	(30.7)
Other credit related costs	(1.7)	0.5	(2.2)
Net gains (losses) on equity securities	38.5	0.0	38.4
Gains on sales of equity securities	48.7	6.0	42.6
Losses on sales of equity securities	(1.8)	(0.2)	(1.6)
Losses on write down of equity securities	(8.3)	(5.8)	(2.5)
Other non-recurring gains (losses)	(8.9)	0.8	(9.8)

Ordinary profits	197.5	215.2	(17.6)

Net extraordinary gains (losses)	13.4	90.0	(76.6)
Reversal of allowance for credit losses (4)	8.2	31.9	(23.6)
Income before income taxes	211.0	305.3	(94.3)
Income taxes-current	3.6	1.5	2.0
Income taxes-deferred	92.0	115.9	(23.8)

Net income	115.3	187.7	(72.4)

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(44.2)	16.1	(60.4)

Mitsubishi UFJ Financial Group, Inc.

[The Bank of Tokyo-Mitsubishi UFJ, Ltd., Non-consolidated]

	(in billions of yen)
	For the first quarter ended June 30, 2007 (A)	For the first quarter ended June 30, 2006 (B)	Increase / (Decrease) (A)-(B)
Gross profits	435.8	431.7	4.0
Net interest income	285.4	272.9	12.4
Net fees and commissions	90.0	90.7	(0.6)
Net trading profits	23.4	12.0	11.3
Net other business profits	36.8	55.9	(19.0)
Net gains (losses) on debt securities	(2.8)	(1.4)	(1.4)
General and administrative expenses	269.9	258.2	11.6
Net business profits before provision for general allowance for credit losses	165.8	173.5	(7.6)
Provision for general allowance for credit losses (1)	4.3	—	4.3
Net business profits	170.2	173.5	(3.2)
Net non-recurring gains (losses)	(32.5)	(14.4)	(18.1)
Credit related costs (2)	(56.5)	(16.2)	(40.3)
Losses on loan write-offs	(24.1)	(16.2)	(7.9)
Provision for specific allowance for credit losses	(30.7)	—	(30.7)
Other credit related costs	(1.6)	—	(1.6)
Net gains (losses) on equity securities	32.5	(1.5)	34.1
Gains on sales of equity securities	41.9	3.9	38.0
Losses on sales of equity securities	(1.7)	(0.1)	(1.6)
Losses on write down of equity securities	(7.5)	(5.3)	(2.2)
Other non-recurring gains (losses)	(8.5)	3.3	(11.8)

Ordinary profits	137.7	159.1	(21.4)

Net extraordinary gains (losses)	5.9	84.3	(78.3)
Reversal of allowance for credit losses (3)	—	29.6	(29.6)
Income before income taxes	143.7	243.4	(99.7)
Income taxes-current	3.5	1.4	2.0
Income taxes-deferred	63.8	91.6	(27.8)

Net income	76.3	150.3	(73.9)

(Reference)
Total credit costs (1)+(2)+(3)	(52.2)	13.4	(65.6)

Mitsubishi UFJ Financial Group, Inc.

[Mitsubishi UFJ Trust and Banking Corporation, Non-consolidated]

	(in billions of yen)
	For the first quarter ended June 30, 2007 (A)	For the first quarter ended June 30, 2006 (B)	Increase / (Decrease) (A)-(B)
Gross profits	105.0	108.6	(3.5)
(Gross profits before credit costs for trust accounts)	105.0	108.6	(3.5)
Net interest income	62.2	73.5	(11.3)
Trust fees	24.9	29.4	(4.5)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	28.0	25.2	2.7
Net trading profits	(1.4)	1.4	(2.9)
Net other business profits	(8.6)	(21.1)	12.4
Net gains (losses) on debt securities	(13.9)	(22.6)	8.7
General and administrative expenses	50.3	52.0	(1.6)
Net business profits before provision for general allowance for credit losses and credit costs for trust accounts	54.7	56.6	(1.8)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	54.7	56.6	(1.8)
Net non-recurring gains (losses)	5.1	(0.4)	5.5
Credit related costs (3)	(0.3)	0.4	(0.8)
Losses on loan write-offs	(0.2)	(0.0)	(0.2)
Provision for specific allowance for credit losses	—	—	—
Other credit related costs	(0.1)	0.5	(0.6)
Net gains (losses) on equity securities	5.9	1.6	4.3
Gains on sales of equity securities	6.7	2.1	4.6
Losses on sales of equity securities	(0.0)	(0.0)	0.0
Losses on write down of equity securities	(0.7)	(0.4)	(0.3)
Other non-recurring gains (losses)	(0.4)	(2.5)	2.0

Ordinary profits	59.8	56.1	3.7

Net extraordinary gains (losses)	7.4	5.7	1.7
Reversal of allowance for credit losses (4)	8.2	2.2	6.0
Income before income taxes	67.2	61.8	5.4
Income taxes-current	0.1	0.1	(0.0)
Income taxes-deferred	28.2	24.2	3.9
Net income	38.9	37.4	1.5

(Reference)

Total credit costs (1)+(2)+(3)+(4)	7.9	2.7	5.2

Mitsubishi UFJ Financial Group, Inc.

2. Non-performing Loans Based on the Financial Reconstruction Law

[BTMU and MUTB Combined, including Trust Accounts]

	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Bankrupt or De facto Bankrupt	97.4	134.2	115.9
Doubtful	656.5	721.6	647.9
Special Attention	528.9	807.7	562.0

Total Non-performing Loans (A)	1,282.9	1,663.6	1,325.8

Total Loans (B)	91,809.8	88,044.2	90,594.0

Non-performing Loans Ratio (A) / (B)	1.39%	1.88%	1.46%

[The Bank of Tokyo-Mitsubishi UFJ, Ltd.: Banking Accounts, Non-consolidated]

	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Bankrupt or De facto Bankrupt	88.9	116.0	107.3
Doubtful	597.4	648.2	575.5
Special Attention	444.2	700.3	474.3

Total Non-performing Loans (A)	1,130.6	1,464.6	1,157.3

Total Loans (B)	81,645.7	77,040.1	80,232.3

Non-performing Loans Ratio (A) / (B)	1.38%	1.90%	1.44%

[Mitsubishi UFJ Trust and Banking Corporation : Banking Accounts, Non-consolidated]

	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Bankrupt or De facto Bankrupt	8.2	18.0	8.3
Doubtful	58.9	73.1	72.1
Special Attention	83.8	106.4	86.7

Total Non-performing Loans (A)	150.9	197.6	167.2

Total Loans (B)	9,998.9	10,821.5	10,190.8

Non-performing Loans Ratio (A) / (B)	1.50%	1.82%	1.64%

[Mitsubishi UFJ Trust and Banking Corporation : Trust Accounts, Non-consolidated]
	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Bankrupt or De facto Bankrupt	0.2	0.1	0.2
Doubtful	0.1	0.2	0.1
Special Attention	0.8	0.9	0.8

Total Non-performing Loans (A)	1.3	1.3	1.3

Total Loans (B)	165.2	182.5	170.8

Non-performing Loans Ratio (A) / (B)	0.79%	0.73%	0.77%

Note:

The above figures are classified by the claims category under Article 4 of “Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems”. The results of the self-assessment as of June 30, 2007 and as of June 30, 2006 are reflected in the figures for each fiscal period, except with respect to assets which are not material.

3. Return on Equity

[Mitsubishi UFJ Financial Group, Inc. :Consolidated]

	(%)
	For the first quarter ended June 30, 2007	For the fiscal year ended March 31, 2007 (Reference)
ROE *	9.72	14.97

Note: * ROE is computed as follows:

[For the first quarter ended June 30, 2007]

Net income × 4 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

[For the fiscal year ended March 31, 2007]

Net income - Annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

4. Fair Value Information on Investment Securities

[Mitsubishi UFJ Financial Group, Inc. : Consolidated]

Following tables include:

“Investment securities”, negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	3,209.9	(11.4)	3.2	14.7

	(in billions of yen)
	As of June 30, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	44,595.4	3,553.6	4,015.9	462.2
Domestic equity securities	7,981.5	3,535.6	3,628.7	93.0
Domestic bonds	22,422.5	(153.3)	2.7	156.0
Others	14,191.4	171.3	384.5	213.1

	(in billions of yen)
	As of June 30, 2006
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	2,575.3	(19.4)	3.0	22.4

	(in billions of yen)
	As of June 30, 2006
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	41,131.2	2,212.0	2,752.6	540.5
Domestic equity securities	6,880.6	2,412.2	2,511.1	98.8
Domestic bonds	23,843.7	(216.2)	3.1	219.4
Others	10,406.9	16.0	238.2	222.2

(Reference)
	(in billions of yen)
	As of March 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	3,255.8	0.9	9.0	8.1

	(in billions of yen)
	As of March 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	42,791.3	3,384.2	3,693.2	309.0
Domestic equity securities	7,661.6	3,221.3	3,322.5	101.2
Domestic bonds	22,061.9	(70.3)	17.4	87.7
Others	13,067.8	233.3	353.3	120.0

Mitsubishi UFJ Financial Group, Inc.

[The Bank of Tokyo-Mitsubishi UFJ, Ltd. : Non-consolidated]

Following tables include:

“Investment securities”, negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	2,165.1	(9.0)	0.0	9.1
Stocks of subsidiaries and affiliates with market values	534.6	573.7	575.1	1.3

	(in billions of yen)
	As of June 30, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	37,417.7	2,540.9	2,936.4	395.5
Domestic equity securities	6,341.0	2,496.7	2,590.5	93.7
Domestic bonds	20,406.0	(138.8)	2.1	141.0
Others	10,670.5	183.0	343.7	160.7

	(in billions of yen)
	As of June 30, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	2,424.1	(15.7)	—	15.7
Stocks of subsidiaries and affiliates with market values	501.5	959.4	962.1	2.7

	(in billions of yen)
	As of June 30, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	34,562.8	1,421.3	1,878.3	457.0
Domestic equity securities	5,429.4	1,559.1	1,657.1	97.9
Domestic bonds	21,620.3	(203.7)	1.5	205.3
Others	7,513.0	65.9	219.6	153.7

(Reference)
	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	2,249.6	(5.8)	0.0	5.8
Stocks of subsidiaries and affiliates with market values	501.5	622.5	623.4	0.8

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	35,160.5	2,383.9	2,648.1	264.2
Domestic equity securities	6,090.2	2,230.8	2,330.7	99.9
Domestic bonds	19,398.7	(76.8)	9.0	85.8
Others	9,671.6	229.9	308.3	78.4

Mitsubishi UFJ Financial Group, Inc.

[Mitsubishi UFJ Trust and Banking Corporation : Non-consolidated]

Following tables include:

“Investment securities”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	913.1	(0.3)	1.9	2.3
Stocks of subsidiaries and affiliates with market values	1.9	0.0	0.0	—

	(in billions of yen)
	As of June 30, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	5,300.0	694.8	744.6	49.7
Domestic equity securities	1,550.0	696.5	712.3	15.8
Domestic bonds	1,603.0	(11.8)	0.4	12.3
Others	2,147.0	10.2	31.8	21.6

	(in billions of yen)
	As of June 30, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	442.4	(1.1)	1.4	2.5
Stocks of subsidiaries and affiliates with market values	—	—	—	—

	(in billions of yen)
	As of June 30, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	4,664.4	472.5	522.0	49.5
Domestic equity securities	1,358.4	492.0	506.9	14.8
Domestic bonds	1,712.7	(6.3)	2.9	9.2
Others	1,593.3	(13.1)	12.2	25.4

(Reference)
	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity with market values	875.6	7.7	7.7	0.0
Stocks of subsidiaries and affiliates with market values	1.9	(0.0)	—	0.0

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities with market values	5,818.4	686.2	710.8	24.5
Domestic equity securities	1,510.7	651.8	667.9	16.1
Domestic bonds	2,272.7	7.5	8.0	0.5
Others	2,034.9	26.8	34.8	7.9

Mitsubishi UFJ Financial Group, Inc.

5. Loans and Deposits [ BTMU and MUTB Combined ]

	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Deposits (ending balance)	112,246.8	110,506.7	112,041.3
Deposits (average balance)	112,765.2	110,954.8	110,056.1
Loans (ending balance)	78,838.9	79,651.4	78,085.4
Loans (average balance)	78,120.3	79,284.3	79,633.7

6. Domestic Deposits [ BTMU and MUTB Combined ]

	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Individuals	61,989.3	60,680.3	60,858.3
Corporations and others	38,400.8	39,791.1	40,840.2
Domestic deposits	100,390.1	100,471.4	101,698.5

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

7. Domestic Consumer Loans

[ BTMU and MUTB Combined : Banking Accounts ]
	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Total domestic consumer loans	18,053.7	19,340.7	18,236.2
Residential mortgages	16,966.7	18,080.0	17,098.6
Others	1,087.0	1,260.7	1,137.6

[Mitsubishi UFJ Trust and Banking Corporation : Trust Accounts, Non-consolidated]

	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Total domestic consumer loans	90.4	97.6	92.7
Residential mortgages	89.3	96.2	91.5
Others	1.1	1.4	1.1

8. Domestic Loans to Small and Medium-sized Companies

[ BTMU and MUTB Combined : Banking Accounts ]
	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Domestic loans to small and medium-sized companies	42,784.9	44,401.6	43,804.9
Percentage to total domestic loans	63.09%	62.55%	64.46%

[Mitsubishi UFJ Trust and Banking Corporation : Trust Accounts, Non-consolidated]

	(in billions of yen)
	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007 (Reference)
Domestic loans to small and medium-sized companies	257.6	280.4	272.2
Percentage to total domestic loans	85.09%	81.77%	85.40%

Mitsubishi UFJ Financial Group, Inc.

9. Tax Effects of the Items Comprising Net Deferred Tax Assets

[The Bank of Tokyo-Mitsubishi UFJ, Ltd., Non-consolidated]

	(in billions of yen)
	As of June 30, 2007	Changes from March 31, 2007
Deferred tax assets	1,459.6	(29.5)
Net operating loss carryforwards	846.6	(58.5)
Allowance for credit losses	429.5	0.0
Write-down on investment securities	215.2	(4.0)
Reserve for employees’ retirement benefits	86.5	(3.0)
Other	504.1	53.0
Valuation allowance	(622.4)	(16.8)
Deferred tax liabilities	1,349.2	55.0
Unrealized gains on other securities	1,066.6	69.8
Revaluation gains on securities upon merger	211.7	(1.6)
Other	70.8	(13.1)
Net deferred tax assets	110.3	(84.6)

[Mitsubishi UFJ Trust and Banking Corporation, Non-consolidated]

	(in billions of yen)
	As of June 30, 2007	Changes from March 31, 2007
Deferred tax assets	188.7	(26.8)
Net operating loss carryforwards	134.2	(22.3)
Write-down on investment securities	65.4	(9.3)
Allowance for credit losses	39.2	(1.3)
Other	48.7	7.7
Valuation allowance	(98.9)	(1.5)
Deferred tax liabilities	311.1	3.1
Unrealized gains on other securities	282.1	3.1
Other	28.9	0.0
Net deferred tax assets	(122.3)	(30.0)

13